[URANIUM STAR CORP. LETTERHEAD]

January 19, 2007

BY FAX

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:  Ryan C. Milne, Staff Accountant

Dear Mr. Milne:

Thank you for your recent letter (the "Comment Letter") on behalf of the United States Securities and Exchange Commission (the "SEC") regarding the Form 8-K (the "8-K") filed by Uranium Star Corp. (formerly Yukon Resources Corp.) (the "Company") on January 3, 2007, specifically with respect to the disclosure provided therein under item 4.01.

As requested, the 8-K has been revised and filed in response to the Comment Letter.  Also as requested, the following is a response to each of the comments provided in the Comment Letter.  For ease of reference, such comments are reproduced below in italics.

_____________________________

Comments and Company responses

1.

It appears that you dismissed your former accountant.  Please revise to disclose as such and the date of the dismissal.  You may describe the circumstances surrounding the dismissal.  Refer to Item 304(a)(1)(i) of Regulation S-B for additional guidance

The 8-K has been revised to state that Manning Elliott LLP, the firm previously serving as the Company's independent registered public accounting firm, was dismissed as of November 24, 2006, and to describe the circumstances surrounding the dismissal.

2.

Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report.

In each of the past two years, in its report on the Company's financial statements the Company's principal accountant expressed uncertainty regarding the ability of the Company to continue as a going concern.  The 8-K has been revised to include and address these statements.

3.

Disclose whether during your two most recent fiscal years and any subsequent interim period through the date of dismissal there were any disagreements with your former accountant on any matter of accounting principles or practices, financial statements disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-B.

The 8-K has been revised to state that there were no such disagreements between the Company and its former accountant during the referenced period.

4.

Provide the information required by Item 304(a)(iv)(B) of Regulation S-B regarding any reportable event (i.e. internal control weakness, etc.) of which your former accountant advised you during the two most recent fiscal years and subsequent interim period through the date of termination.

The 8-K has been revised to state that the Company was not advised of any such reportable event during the referenced period.

5.

We note that you have engaged Moore Stephens Cooper Molyneux LLP.  Provide the disclosures set forth in Item 304(a)(2) of Regulation S-B to the extent you consulted with your new accountant prior to its appointment.

The 8-K has been revised to confirm that, prior to appointing Moore Stephens Cooper Molyneux LLP, the Company did not consult with this firm with respect to any completed or contemplated transaction or with respect to any disagreement or event identified in item 304(a)(1)(iv) of Regulation S-B.

6.

Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

We have provided a copy of the revised 8-K, as filed, to our former accountant and have requested such a letter.  Following the Company's receipt of that letter, it will further amend the 8-K to include the letter.

7.

Please revise your file number to read 000-51151.

The 8-K has been revised.

______________________________

Should you have any further questions or require any further information, please do not hesitate to contact the undersigned.

Yours very truly,

/s/ Richard Schler

Richard E. Schler

Vice President & Chief Financial Officer

cc:

Joseph I. Emas

Denis S. Frawley

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